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                        NOTICE OF DISSENT AND DEMAND

The undersigned is the registered owner of ______________	shares of
common stock of Photonics Corporation, a California corporation (the "Company") bearing certificate number(s)
__________
	(the Shares").

The undersigned acknowledges receipt from the Company of a copy of a Notice to Shareholders of Right to Dissent dated July 20, 2000. In compliance with the terms of Section 1300 et seq. of the General
Corporation law of California, the undersigned hereby notifies the Company that such shareholder wishes to dissent from the Transactions (as defined in the Notice to Shareholders of Right to Dissent) and demands Fair Value (as defined in the Notice to Shareholders of Right to Dissent) for the Shares.

Print Name of Registered Owner

__________________________________

Dated:  ___________________________


Signature:  ________________________